Exhibit 99.1

EXECUTION VERSION

FINANCIAL SERVICES AGREEMENT

November 29, 2016

Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

Ladies and Gentlemen:

This Financial Services Agreement (the “Agreement”) relates to a securities offering of Nabriva Therapeutics AG, a stock corporation (Aktiengesellschaft) incorporated in the Republic of Austria (“Austria”) with corporate seat in Vienna and business address at Leberstraße 20, A-1110 Vienna, Austria, registered with the commercial register of the Vienna Commercial Court under no. FN 269261 y (the “Company”).

The Company proposes to raise approximately US $25 million gross proceeds through the issuance of securities to holders of rights (“Rights”) to subscribe for common shares, nominal value €1.00 per share (“Shares”), or American Depositary Shares representing Shares (“ADSs”, together with the Shares, the “Securities”).  Cantor Fitzgerald & Co (“CF&CO”) has agreed to act as the Company’s exclusive financial advisor in connection with such proposed offering (the “Rights Offering”).  In addition, if all Rights are not fully exercised, CF&CO shall have the exclusive right, but not the obligation, to act as sole book-runner in connection with an offering of ADSs promptly following the completion of the Rights subscription period in an amount equal to the number of ADSs that would have been issuable pursuant to such unexercised Rights (the “Placement”, and collectively with the “Rights Offering”, the “Financing”).

CF&CO hereby accepts the engagement and, in that connection, to the extent requested by the Company and appropriate under the circumstances, agrees to assist the Company in the following with respect to the Financing:

A.            Assistance and advice in structuring, strategy and settlement mechanics;

B.            Preparation of marketing materials concerning the Financing for distribution and presentation to prospective investors;

C.            In Cantor’s sole discretion, engaging in permitted “stabilization” transactions with respect to the ADSs in connection with the Financing; and

D.            Preparation and implementation of a marketing plan in connection with the Placement.

CF&Co shall perform these services in a professional and businesslike manner.

In consideration of CF&CO’ services pursuant to this Agreement, concurrently with and subject to the delivery of Shares and ADSs pursuant to the Rights Offering, the Company agrees to pay CF&CO a cash fee in U.S. dollars equal to 8% of the gross proceeds to the Company from the purchase of Securities upon exercise of Rights pursuant to the Rights Offering.  In addition, with respect to any ADSs sold in the Placement, in light of the fact that Austrian law requires that CF&CO purchase any securities at a price no lower than the Euro-denominated subscription price for the Rights Offering (the “Subscription Price”), (i) if CF&CO resells ADSs in the Placement at a price below or at the Subscription Price, the Company agrees to pay CF&CO a cash fee in U.S. dollars equal to 8% of the gross proceeds to the Company from any such ADSs subsequently resold in the Placement, (ii) if CF&CO resells ADSs in the Placement at a price above the Subscription Price but below a price that is equal to 8% greater than the Subscription Price, the Company agrees to pay CF&CO a cash fee in U.S. dollars equal to the difference between the price that is 8% greater than the Subscription Price and the price at which CF&CO resells any such ADSs in the Placement and (iii) if CF&CO resells ADSs in the Placement at a price equal to 8% greater than the Subscription Price, it shall receive no proceeds from the Company. In no event will CF&CO resell securities at a price that is greater than 8% greater than the Subscription Price or receive aggregate fees pursuant to this paragraph 3 that exceed 8% of the gross proceeds of the Financing, with any such additional funds being promptly paid to the Company.

The Company’s payment obligations set forth above with respect to the Rights Offering shall in no way be contingent upon the successful completion of a Placement and shall be paid to CF&CO no later than the date of the settlement of the Rights Offering.

This Agreement shall terminate as of March 1, 2017 if the Rights Offering has not been completed on or prior to such date.  CF&CO may terminate this Agreement at any time upon written notice to the Company.  The Company may terminate this Agreement at any time after CF&CO informs the Company in writing that it does not plan to provide the Company with any of the financial advisory services in connection with the Rights Offering, or participate in any of the transactions, contemplated hereunder. In any such case CF&CO shall not be entitled to any fees or other compensation under this Agreement.

Section 1. Representations and Warranties; Covenants of the Company.

A.            The Financing will be conducted pursuant to the registration statement on Form F-3 (File No. 333-214197) with respect to the Shares underlying the ADSs, including a base prospectus (the “Base Prospectus”) to be used in connection with the public offering and sale of the Securities.  Such registration statement, as amended, including the financial statements, exhibits and schedules thereto, in the form in which it became effective under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), including all documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430A or 430B under the Securities Act, is called the “Registration Statement.”  The Company has prepared and filed with the Commission a registration statement on Form F-6 (File No. 333-206771) relating to the ADSs.  Such registration statement, as amended, including the financial statements, exhibits and schedules thereto, in the form in which it became effective under the 1933 Act, including all documents incorporated or deemed to be incorporated by reference therein, is called the “ADS Registration Statement.”  The Company expects to file with the Securities and Exchange Commission a prospectus supplement to the Base Prospectus relating to the Rights Offering (the “Prospectus Supplement”, and together with the Base Prospectus, the “Prospectus”).

B.            Neither the Registration Statement nor any amendment thereto, at its effective time, or as of the date of this Agreement, contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  Neither the Prospectus nor any amendment or supplement thereto (including any prospectus wrapper), as of its issue date, at the time of any filing with the Commission pursuant to Rule 424(b) or at the date of settlement of the Rights Offering, will include an untrue statement of a material fact or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Each of the Registration Statement and any amendment thereto has become effective under the Securities Act.  No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the Securities Act, no order preventing or suspending the use of the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated by the Securities and Exchange Commission (“SEC”).

C.            To help the United States government fight the funding of terrorism and money laundering activities, the federal law of the United States requires all financial institutions to obtain, verify and record information that identifies each person with whom they do business as a condition to doing such business. To permit compliance with this requirement, upon request the Company will provide CF&CO with information or documents sufficient to verify the Company’s identity, including (as appropriate) a U.S. taxpayer identification number or other government-issued identification number, a government-issued business license, a certified charter, certificate of incorporation, partnership agreement or trust instrument and other constituent documents.

D.            The Company represents, to the best of its knowledge, that none of (i) the Company, (ii) any person controlling or controlled by the Company, (iii) any person having a beneficial ownership interest in the Company and (iv) any person for whom the Company acts as an agent or nominee is (x) a country, territory, individual or entity named on the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) list, (y) a person or entity prohibited under the programs administered by OFAC (“OFAC Programs”), or (z) a country, territory, individual or entity named on another international sanctions list.  The Company further represents that, to the best of its knowledge, none of the proceeds of the Financing shall be derived from or used for any purpose prohibited under the OFAC Programs or other international sanctions programs.

E.             During the period of CF&CO’s engagement hereunder, the Company will furnish or arrange to have furnished to CF&CO all information concerning the Company and the Financing that CF&CO reasonably deems appropriate and that is in the possession of the Company and will use its reasonable best efforts to provide CF&CO with reasonable access to the Company’s officers, directors, employees, affiliates, appraisers, independent accountants, legal counsel and other agents, consultants and advisors (collectively, its “Representatives”) in connection with the Financing.

F.              The Company agrees that during the term of CF&CO’s engagement hereunder the Company shall notify CF&CO promptly if (i) any material adverse change, or any development that may lead to a material adverse change, occurs in the business, properties, operations, financial condition or prospects of the Company, (ii) at any time, the information included in the Registration Statement, Prospectus or any other information used in connection with the Rights Offering includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any information furnished by the Company to CF&CO is or becomes inaccurate, incomplete or misleading in any material respect.

G.            If any event shall occur or condition shall exist as a result of which it is necessary or advisable, in the opinion of the Company or CF&CO, after consultation with legal counsel, to amend or supplement the Registration Statement, Prospectus, any other marketing materials or any other information of the Company in order that such Registration Statement, Prospectus, marketing materials or other information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading, the Company shall promptly notify CF&CO and prepare and furnish to CF&CO such number of copies as CF&CO may reasonably request of such amendment or supplement to the Registration Statement, Prospectus, marketing materials or other information (in form and substance reasonably satisfactory to CF&CO).

H.           The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery of the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing, (iii) the preparation, issuance and delivery of certificates for any Securities to the purchasers of such securities and CF&CO, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of such Securities, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Rights Offering under applicable state securities laws, including filing fees and the reasonable fees and disbursements of counsel for CF&CO in connection therewith and in connection with the preparation of a “Blue Sky Survey” and any supplement thereto, (vi) the fees and expenses of any depositary, transfer agent, information agent or registrar for any

Securities and (v) the fees and expenses incurred in connection with the registration of any Securities offered with the commercial register in Austria, statutory publications in connection with the Rights Offering in Austria and opening of any securities and cash accounts and any related charges in connection therewith.  The parties agree that, except as otherwise provided herein or therein, CF&CO will pay or cause to be paid all fees and disbursements of CF&CO’s counsel incident to the performance of its obligations under, and in connection with the transaction described in, this Agreement.

I.                The Company recognizes and confirms that, in providing our services pursuant to this Agreement, CF&CO will rely upon and assume the accuracy and completeness of all financial and other information furnished by or on behalf of the Company and its Representatives, or available from public sources, and CF&CO does not assume responsibility for the accuracy or completeness of any such information, the Registration Statement, Prospectus or any other information regarding the Company, any prospective financing source or the Financing.  It is understood and agreed that (i) CF&CO will have no obligation to verify such information or to conduct any independent evaluation or appraisal of the assets or liabilities of the Company, any investor or any other party and (ii) CF&CO will assume that any financial projections or forecasts that may be furnished by or on behalf of the Company or its Representatives have been reasonably prepared and reflect the best then currently available estimates and judgments of the Company.

Section 2. Conditions to CF&CO’s Obligations.

The Company agrees that it shall cause the following to be provided to CF&CO at or prior to the commencement of the Rights Offering, in each case, in form and substance reasonably satisfactory to CF&CO.

A.            Opinion and negative assurance letter of Wilmer Cutler Pickering Hale and Dorr LLP, United States counsel for the Company.

B.            Opinion of Freshfields Bruckhaus Deringer LLP, Austrian counsel for the Company.

C.            Opinions of Wilmer Cutler Pickering Hale and Dorr LLP as special counsel for the Company with respect to intellectual property matters and Schwarz & Partner, special counsel for the Company with respect to intellectual property matters.

D.            Letter of PricewaterhouseCoopers Österreich GmbH Wirtschaftsprüfungsgesellschaft containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus.

E.             Opinion and negative assurance letter of Covington & Burling LLP, United States counsel for CF&CO and of Schönherr Rechtsanwälte GmbH, Austrian counsel for CF&CO.

In addition to the foregoing, the Company shall provide CF&CO with such additional documents and certificates as CF&CO shall reasonably request prior to the launch of the Rights Offering.

Section 3. The Placement.

In connection with the Placement, the Company will enter into a definitive agreement (“Definitive Agreement”) with CF&CO in form and substance reasonably satisfactory to CF&CO and the Company, which will contain customary representations and warranties, covenants, and conditions to closing, including, but not limited to, providing customary legal opinions and comfort letters to CF&CO in form and substance as reasonably requested by CF&CO, and such additional certificates, opinions or other documents as CF&CO or its counsel may reasonably request. Such Definitive Agreement shall be based upon a form customarily used by CF&CO in connection with transactions similar to the Placement and shall supersede any conflicting terms in this Agreement.

In connection with CF&CO’s activities on the Company’s behalf, the Company agrees to take such actions (including marketing assistance) as may be reasonably requested by CF&CO to effect the Placement.

In order to coordinate efforts to effect the Placement, during the period of the engagement of CF&CO hereunder,

A.            The Company will keep CF&CO advised of any discussions it initiates or has and of any inquiries it receives in connection with any Placement.

B.            In connection with CF&CO’s activities on the Company’s behalf in connection with the Placement, the Company authorizes the use of the Registration Statement, Prospectus and any management presentation provided to CF&CO by the Company.

This Agreement does not constitute an expressed or implied commitment or undertaking on the part of CF&CO to underwrite, place or purchase any securities of the Company and does not ensure the successful arrangement or completion of the Placement or any portion thereof.  Notwithstanding any oral representations or assurances previously or subsequently made by the parties, in addition to the other matters set forth herein, CF&CO’s willingness to assist in respect of the Placement is subject to, among other things, (i) the satisfaction of the conditions to closing set forth in the Definitive Agreement and the absence of any events set forth therein which would permit the termination thereof, each as determined by CF&CO, and (ii) the receipt of such legal opinions of Company counsel and other instruments and agreements as may be deemed appropriate by CF&CO.  Nothing in this Agreement shall be deemed to obligate the Company to undertake any action that would result in the receipt by CF&CO of a fee under this Agreement.

Section 4. Indemnification.

The Company agrees to indemnify and hold harmless CF&CO, to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, and other liabilities (collectively, “Liabilities”), and will fully reimburse CF&CO for any and all reasonable fees, costs, expenses and disbursements (collectively, “Expenses”), as and when incurred, of investigating, preparing or defending any claim, action, suit, proceeding or investigation, whether or not in connection with pending or threatened litigation or arbitration, and whether or not CF&CO is a party (collectively, “Actions”)

(including any and all legal and other Expenses in giving testimony or furnishing documents in response to a subpoena or otherwise), arising out of or in connection with advice or services rendered or to be rendered by CF&CO pursuant to this Agreement, the transactions contemplated thereby or CF&CO’s actions or inactions in connection with any such advice, services or transactions; provided, however, such indemnity agreement shall not apply to any portion of any such Liability or Expense that is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily from the gross negligence or willful misconduct of CF&CO.

These indemnification provisions shall be in addition to any liability which the Company may otherwise have and shall extend to the following: Cantor Fitzgerald, L.P., Cantor Fitzgerald & Co., and their respective affiliated entities, directors, officers, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws).  All references to CF&CO in this Section 4 shall be understood to include any and all of the foregoing.

If any Action is commenced as to which CF&CO proposes to demand indemnification hereunder, it shall notify the Company with reasonable promptness; provided, however, that any failure by CF&CO to notify the Company shall not relieve the Company from its obligations hereunder except to the extent that CF&CO’s failure to notify the Company causes the Company to forfeit any material rights or defenses by reason of such failure.  The Company will have the right, at its option, to assume the defense of any Action in respect of which indemnity may be sought hereunder, including the employment of counsel reasonably satisfactory to the CF&CO and the payment of the fees and expenses of such counsel, in which event, except as provided below, the Company shall not be liable for the fees and expenses of any other counsel retained by CF&CO in connection with such Action.  In any such Action the defense of which the Company shall have so assumed, CF&CO shall have the right to participate in such Action and to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of CF&CO unless (1) the employment of counsel by CF&CO has been authorized in writing by the Company, (2) CF&CO has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the Company, (3) a conflict or potential conflict exists (based on advice of counsel to CF&CO) between CF&CO and the Company (in which case the Company will not have the right to assume the defense of such Action on behalf of CF&CO) or (4) the Company has not in fact employed counsel to assume the defense of such Action within a reasonable time after receiving notice of the commencement of the action.  Any such counsel retained by CF&CO shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company.  The Company shall be liable for any settlement of any claim against CF&CO made with the Company’s written consent.  The Company shall not, without the prior written consent of CF&CO, which consent shall not be unreasonably withheld, settle or compromise any claim, or permit a default or consent to the entry of any judgment, in any Action in respect of which indemnification may be sought hereunder unless such settlement or compromise includes an unconditional release of CF&CO from all liability arising out of such Action and does not impose any monetary or financial obligation on CF&CO or contain any admission of culpability or liability on the part of CF&CO.

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these Indemnification Provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company, on the one hand, and CF&CO, on the other hand, shall contribute to the Liabilities and Expenses to which the indemnified persons may be subject in accordance with the relative benefits received by the Company, on the one hand, and CF&CO, on the other hand, and also the relative fault of the Company, on the one hand, and CF&CO, on the other hand, in connection with the statements, acts or omissions which resulted in such Liabilities and Expenses.  The Company agrees for purposes of this paragraph that the relative benefits to the Company and CF&CO of any contemplated Financing (whether or not consummated) shall be deemed to be in the same proportion as the total value paid or issued or contemplated to be paid or issued to or by the Company or its security holders in connection with such Financing bears to the fees paid or payable to CF&CO under this Agreement.  Notwithstanding the foregoing, CF&CO shall not be obligated to contribute any amount pursuant to this paragraph that exceeds the amount of fees previously received by CF&CO pursuant to this Agreement.

Section 5. Miscellaneous.

All advice (written or oral) given by CF&CO in connection with CF&CO’s engagement are intended solely for the benefit and use of the Company, and no such advice shall be used for any other purpose or be reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to CF&CO be made by the Company without the prior written consent of CF&CO.

CF&CO and its affiliates constitute a full service securities firm, engaging in a wide range of activities for their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending.  In the course of its business, CF&CO and its affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products relating to, the Company, any prospective investor and other participants in the Financing.  In addition, at any given time CF&CO and/or any of its affiliates may have been and/or be engaged by one or more entities that may be competitors with, or otherwise adverse to, the Company in matters unrelated to the Financing.

Consistent with applicable legal and regulatory requirements, CF&CO has adopted policies and procedures to establish and maintain the independence of CF&CO’s research departments and personnel.  As a result, CF&CO’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, prospective investors, the Financing and other participants in the Financing that differ from the views of CF&CO’s investment banking personnel.

Notwithstanding any agreement or representation, written or oral, by either the Company or CF&CO in connection with the Financing, the Company and its Representatives shall have no obligation to CF&CO to maintain the confidentiality of the tax treatment and tax structure of the Financing, or any materials of any kind (including opinions or other analyses) that are provided to the Company relating to such tax treatment and tax structure. As required by U.S. Treasury Regulations, we hereby inform you that (i) any discussion of federal tax issues contained or referred to in any materials prepared by CF&CO in connection with our engagement hereunder is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code and (ii) such discussion is written to support the promotion or marketing of the matters addressed therein.  CF&CO does not provide tax, legal or accounting advice.  The Company will consult its own tax, legal and accounting advisors in connection with any Financing.

Each of the Company and CF&CO irrevocably (i) submits to the jurisdiction of any court of the State of New York located in the Borough of Manhattan or the United States District Court for the Southern District of New York for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby (each, a “Proceeding”), (ii) agrees that all claims in respect of any Proceeding may be heard and determined in any such court, (iii) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein, (iv) agrees not to commence any Proceeding other than in such courts and (v) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum.

It is understood and agreed that CF&CO will act under this Agreement as an independent contractor with obligations solely to the Company, is being retained hereunder solely to assist the Company in its efforts in connection with the Financing and is not being retained hereunder to advise the Company as to the underlying business decision to consummate any Financing or to utilize the proceeds from the Financing or with respect to any related financing, derivative or other transaction.  Nothing in this Agreement or the nature of our services shall be deemed to create a fiduciary or agency relationship between CF&CO and the Company or its security holders, employees or creditors, in connection with the Financing or otherwise.  Other than as set forth in the Indemnification Provisions attached hereto, nothing in this Agreement is intended to confer upon any other person (including security holders, employees or creditors of the Company) any rights or remedies hereunder or related hereto.  The Company agrees that CF&CO shall not have any liability (including without limitation, liability for any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements) in contract, tort or otherwise to the Company, or to any person claiming through the Company, in connection with the engagement of CF&CO pursuant to this Agreement and the matters contemplated hereby, except where such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily from the gross negligence or willful misconduct of CF&CO.  The Company further agrees that CF&CO shall have no responsibility for any act or omission by any of the Company’s other Representatives.

CF&CO reserves the right to employ the services of its affiliates in providing services contemplated by this Agreement and to allocate, in whole or in part, to its affiliates certain fees payable to CF&CO in such manner as CF&CO and its affiliates may agree, in CF&CO’s sole discretion.

In the event that CF&CO institutes legal proceedings to enforce any provisions of this Agreement, including, without limitation, the collection of any fees, the Company shall reimburse CF&CO for all reasonable costs and expenses, including reasonable attorneys’ fees, incurred in connection therewith; provided that CF&CO shall promptly repay to the Company any reimbursed amounts found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily from the gross negligence or willful misconduct of CF&CO.  In all other circumstances each party shall bear its own counsel fees.

This Agreement embodies the entire agreement and understanding of the Company and CF&CO with respect to the subject matter hereof.  The provisions of this Agreement may not be modified, amended or supplemented except in writing executed by the Company and CF&CO.  Neither party has the right to assign its obligations or rights or privileges pursuant to this Agreement to any other person without the written consent of the other party; provided, however, it may be assigned by CF&CO to any successor in interest that is a registered broker-dealer. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective permitted successors and assigns.

EACH OF CF&CO AND THE COMPANY (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY LAW, ON BEHALF OF ITS RESPECTIVE EQUITY HOLDERS AND CREDITORS) HEREBY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING, WITHOUT LIMITATION, ANY FINANCING OR THE USE OF PROCEEDS).

This Agreement and all controversies arising hereunder or relating hereto will be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to the conflicts of laws principles thereof.

For the convenience of the parties hereto, any number of counterparts of this Agreement may be executed by the parties hereto, each of which shall be an original instrument and all of which taken together shall constitute one and the same Agreement.  Delivery of a signed counterpart of this Agreement by e-mail or facsimile transmission shall constitute valid and sufficient delivery thereof.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among CF&CO and the Company in accordance with its terms.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Name: Colin Broom
Title: Chief Executive Officer

ACCEPTED AND AGREED TO:

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Head of Investment Banking